Exhibit 99.1

No.39/09

IAMGOLD DECLARES NINTH CONSECUTIVE ANNUAL DIVIDEND

Toronto, Ontario, December 11, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to declare an annual dividend payment of USD$0.06 per share payable on January 12, 2010 to shareholders of record as of the close of trading on December 24, 2009.  For purposes of subsection 89(14) of the Income Tax Act, the Company designates all dividends payable on January 12, 2010 to be eligible dividends.

IAMGOLD is a leading mid-tier Canadian based gold mining company producing almost one million ounces from 7 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces of gold production by 2013.

For further information please contact:

IAMGOLD Corporation:

Tamara Brown
Director, Investor Relations
Tel: (416) 360-4743
Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.